3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750
John P. Falco
direct dial: 215.981.4659
direct fax: 866.422.2114
falcoj@pepperlaw.com

September 29, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) 1940 Act File No. 811-06445 1933 Act File No. 333-196458

Dear Mr. Zapata:

This letter responds to the written comments of the staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on July 1, 2014. The Registration Statement was filed on June 2, 2014 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, in connection with a proposed non-transferable rights offering. This letter also responds to comments of the Staff provided in the letter in connection with the Staff’s review of the Fund’s Form N-CSR, filed on August 30, 2013, and its Form N-Q, filed on May 23, 2014.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement and in the Fund’s financial statements. We have organized this letter by setting forth the comments received in italicized text followed by the Fund’s response to the Staff’s comments.

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U.S. Securities and Exchange Commission
September 29, 2014

Prospectus

1.	Cover Page

▪
In the paragraph that discusses where copies of the Fund’s Annual Report and Semi-Annual Report may be obtained, please also address where shareholders may request other information about the Registrant and direct their inquiries. (Item 1d, Form N-2)

Response: The Prospectus has been revised to reflect the Staff’s comment.

▪	Please inform us whether FINRA has or will review the terms and arrangements of the offering.

Response: The offering is a non-transferable rights offering to the Fund’s stockholders and is not being underwritten; accordingly, FINRA review is not required.

2.	The Offer, pg. 1

▪	With respect to the second sentence of the second paragraph, please clarify in the disclosure the specific meeting you are referencing when you say “[a]t that meeting… .”

Response: The Prospectus has been revised to address the Staff’s comment.

3.	Purpose of the Offer, pg. 4

▪
You disclose in the second paragraph that additional shares of Common Stock may be obtained “without incurring any direct transaction costs.” Given that one of the methods of exercising the Rights is to utilize a broker, please clarify this disclosure. Alternatively, if you determine that clarification is unnecessary, please explain your rationale in correspondence to the Staff.

Response: The Prospectus has been revised to address the Staff’s comment.

4.	The Fund – High and Low Closing Sales Price Table, p. 10

▪	You disclose the amount of common stock outstanding. Please provide in tabular form the information identified in paragraph 5 of Item 10 of Form N-2.

U.S. Securities and Exchange Commission
September 29, 2014

Response: The Prospectus has been revised to reflect the Staff’s comment.

▪	In the column headed “Premium/(Discount)(on High Close Date),” should the number for 3/31/2010 be a positive number instead of a negative number?

Response: The data presented for 3/31/2010 has been corrected in the table.

5.	Payment for Shares, p. 15

▪	In subparagraph (a) at the top of the page, should the end of the underlined text read “(with payment sent separately)?” It currently reads: “(with payment) sent separately.”

Response: The Prospectus has been revised to reflect the Staff’s comment.

6.	Management of the Funds, p. 29

▪	Under the Principal Occupation(s) During the Past Five Years, please add dates of service for all of the Directors. (For example, add dates to the bios of Rubin and Gelety.)

Response: The Prospectus has been revised to reflect the Staff’s comment.

7.	Portfolio Managers - Compensation, p. 33

▪	In the two sentences that say the Herzfelds do “not receive compensation as portfolio manager[s] from the Adviser,” if applicable, consider adding the word “separate” before compensation.

Response: The Prospectus has been revised to reflect the Staff’s comment.

Part C

If applicable, please provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission
September 29, 2014

ACCOUNTING COMMENTS – Form N-CSR and Form N-Q

Form N-CSR filed on August 30, 2013:

Directors Disclosure – Please include a statement that additional information about the Directors is included in the Prospectus.

Response: The requested change was made in the Fund’s Form N-CSR filed with the Commission on August 29, 2014, and will be made for all future Form N-CSR filings.

Form N-Q filed on May 23, 2014:

Please disclose the Gross Unrealized Appreciation and Depreciation on a tax basis as required by Article 12-12, Footnote 8 of Regulation S-X.

Response: Such disclosure will be provided in future N-Q filings.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco
cc:	Reanna Lee, Esq. John M. Ford, Esq.

EXHIBIT A

The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504 Miami Beach, FL 33139

September 29, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Alberto Zapata, Senior Counsel
Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) 1940 Act File No. 811-06445 1933 Act File No. 333-196458

Dear Mr. Zapata:

In connection with the Fund’s response to certain written comments received from the Commission staff on July 1, 2014, with respect to the Fund’s registration statement on Form N-2 filed with the Commission on June 2, 2014 (the “Registration Statement”), the Fund’s Form N-CSR filed on August 30, 2013, and its Form N-Q filed on May 23, 2014, the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement and/or financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement and/or financial statements, and (iii) the Fund may not assert staff comments with respect to the Registration Statement and/or its financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,
/s/Reanna J.M. Lee
Reanna Lee, Esq.

cc:	John P. Falco, Esq.